Mail Stop 0305

July 25, 2006

Richard M. Cohen
Chief Executive Officer
22 Newton Lane
East Hampton
New York 11937

Re: Newtown Lane Marketing, Incorporated
Form SB-2 filed June 30, 2006
File No. 333- 135495

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements, if necessary, as required by Item 310(g) of Regulation S-B.

2. An updated accountant's consent should be included with any amendment to the filing.

Prospectus Cover Page

3. Please highlight the cross-reference to the risk factors by prominent type.

Prospectus Summary, page 3

4. Please briefly describe the terms of your licensing agreement with Dreeson's Enterprises, Inc.

Risk Factors, Page 5

5. Please revise the risk factor headings so that they are more prominent than the rest of the text.

6. Please revise the disclosure to explain the meaning of terms, such as Donut Robots, where used for first time.   Also, revise to provide a context for information you present for the first time. For example, on page 6, you mention Rudy De-Santi's success for the first time without any disclosing who Rudy De-Santi is.

Where You Can Find More Information, page 9

7. We note that statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete and are qualified in all respects by the actual contents of the contract or other documents. You may refer readers to the related documents for a more complete reading or understanding, but should not imply that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate. Please revise accordingly.

Cautionary statement identifying important factors, page 10

8. Since the safe harbor for forward-looking information does not apply to penny stock companies like yours, either remove the statutory references or revise to clarify that it does not apply to your company and this prospectus. Refer to Section 27A of the Securities Act. For the same reason remove the last sentence of this section.

Dilution of the Price you Pay, page 12

9. Revise to include a dilution table.

Bradley C. Burde, page 20

10. Please provide a five year biography of Mr. Burde giving title/ and company and changes in month/year format.

Selling Stockholders, page 38

11. Please add disclosure that each of the selling shareholders may be deemed an underwriter.

12. Consider including a discussion of how the shares were acquired by selling shareholders in this section.

13. For each selling shareholder, please identify the natural person or persons that have voting or investment power over the selling shareholder.

14. Where applicable, please distinguish between the amount of common stock currently held, and the number of shares that may be purchased upon exercise of warrants or options, preferably in a footnote for each selling stockholder.

15. Please disclose the address of the selling shareholders.

Plan of Distribution, page 15

16. Please revise the first full paragraph on page 17 to clarify that any broker-dealers who participate in the sale of shares "are" underwriters.

Background, page 23

17. We note the reference in the first sentence to the "mountains of Rome." We believe Rome has hills but not mountains. Do you mean Italy?

18. Revise the first paragraph on page 24 to clarify whether Dreesen's manufactures its own shortening and sugar. If it does not, disclose who does and whether the manufacture is subject to a long-term agreement.

19. We note that the third paragraph on page 24 refers to locations in Manhattan, New Jersey, and Connecticut, but the list has one location in Massachusetts and none in Connecticut. Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 27

20. Please note that small business issuers must provide the disclosures required by both Items 303(a) and (c) of Regulation S-B. Please revise to include if applicable.

21. Describe your plan of operation for the next twelve months. Specifically address how long you can satisfy your cash requirements and indicate whether you will have to raise additional funds in the next twelve months.   See Item 303(a) of Regulation S-B.

22. We refer to the last paragraph on page 27. Please revise to disclose plans you actually have instead of plans you might pursue in the future.

Liquidity and Capital Resources, page 28

23. Since it appears that the notes have original issue discount, since part of their purchase price must be attributed to the shares, please disclose the OID interest rate as well.

Executive Compensation, page 30

24. Please revise this section to provide the disclosure according to section 402 of Regulation S-B including in a table or column as required by Item 402 (b) of Regulation S-B.

Item 26, Recent Sales of Unregistered Securities, page II-1

25. Where you issued shares for services, please disclose the type and amount of service you received according to Item 701(c) of Regulation S-B.

Exhibit 5.1

26. Please revise the fourth paragraph to clarify that the shares will be, not have been, validly issued, or advise.

27. Please delete the third sentence of the sixth paragraph or refile the opinion dated the date of effectiveness.

28. Please delete the second sentence of the penultimate paragraph. You may limit reliance as to subject matter - legality - but not as to who can rely on it.

*****

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Tress at (202) 551-3624 or Joseph Foti, at (202) 551-3816, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 779-9928
        Vincent J. McGill, Esq.
        Eaton & Van Winkle LLP